SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly Held Company

Annual and Special General Meetings
Call Notice

The shareholders are hereby called to attend the Annual and Special General Meetings of the company to be held at 2:00 p.m. on April 1, 2005, at the Company's registered office, Av. Roque Petroni Junior, 1464 – térreo (Auditório), Morumbi, in the Capital of the State of São Paulo, in order to resolve on the following agenda:

Annual General Meeting : (1) Receive the accounts from Directors; review, discuss and vote on the company's financial statements for the fiscal year ended 12. 31.2004; (2) Elect the members of the Company´s Audit Committee and; (3) Establish the annual overall remuneration of directors and the individual remuneration of the members of the Audit Committee.

Special Meeting : resolve on the following proposals of the Board of Directors: (1) ratify the wording of article 5 of the Bylaws , suggested by the Board of Directors in the meeting held on 01.07.2005, when the increase in the company's capital stock company has been confirmed; (2) proceed to the reverse split of 1,582,563,526,803 book-entry nominative shares, with no par value, of which 552.896.931.154 are common shares and 1.029.666.595.649 are preferred shares, representative of the capital stock, in the proportion of two thousand and five hundred (2,500) shares to one (1) share of the respective types, by converting such shares into 633,025,410 book-entry nominative shares, with no par value, of which 221,158,772 are common shares and 411,866,638 are preferred shares, in accordance with that provided for in Article 12 of Law 6404/76, upon the consequent amendment of article 5 of the Bylaws; (3) as a result of the proposed reverse split, amend article 4 of the Bylaws of Incorporation, as to the limit of the authorized capital, changing such limit from up to one trillion and eight hundred billion (1,800,000,000,000) shares, to seven hundred and twenty million (720,000,000) shares.

GENERAL INSTRUCTIONS

a) The proxies shall be deposited at the registered office, Av. Roque Petroni Junior, 1464, lado B, 3º andar, Assessoria Jurídica, up to 48 hours before the Meeting;

b) The shareholders who take part in the Fungible Custody of Nominative Shares of Stock Exchanges and wish to attend the Meeting, shall present a report issued up to 48 hours before the Meeting, showing their respective ownership interest.

c) The documents and proposals are available to the shareholders at the address mentioned in item "a". Such documents and proposals can be displayed in the Investor Relations' website www.vivo.com.br/ri and in BOVESPA's website www.bovespa.com.br of.

São Paulo, February 22, 2005.

Felix Pablo Ivorra Cano
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.